Exhibit 99.1

IsoTis OrthoBiologics Appoints Jim Poser as VP R&D and CTO

LAUSANNE, Switzerland, IRVINE, CA, USA – July 6, 2006 - IsoTis S.A., the orthobiologics company (SWX/Euronext: ISON; TSX: ISO), today announced it has appointed James William (Jim) Poser, Ph.D., as Vice President Research & Development and Chief Technology Officer. Jim Poser, who is also a member of the IsoTis Scientific Advisory Board, has served as a close advisor to IsoTis since 2005.

Pieter Wolters, President and CEO of IsoTis OrthoBiologics said: “We are very pleased to welcome Jim Poser to head our R&D effort. Jim brings a wealth of product development and executive management experience in the orthobiologics field. With his impressive industry experience that spans more than 25 years we are confident that Jim will enable us to further strengthen our product portfolio and that he will play a key role in fulfilling our ambition to be a leader in the fast growing biology segment of the orthopaedic market.”

From 2001 to 2004, Jim Poser was at Stryker Orthopaedics, Inc. as Vice President & General Manager Bone Substitutes. From 1994 to 2001, Mr. Poser was at Orquest, Inc., which was acquired by DuPuy, Inc. At Orquest, a company focused on developing biologically-based implants for orthopaedics and spine surgery, he held the VP of R&D position before being promoted to Senior Executive and Chief Scientific Officer in 1999. Prior to that Mr. Poser held different senior clinical and R&D positions in industry, among others at Osteotech, Inc. and Procter & Gamble.

IsoTis will publish its Q2 2006 results on August 3 before markets open, and conduct a conference call to discuss these results at 1:30 PM CET (7:30 AM ET).

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7155
E-mail: hans.herklots@isotis.com	robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, a competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (e.g., EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).